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2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201 Web: www.cameco.com

Cameco Announces Close of Bruce Power Deal

Saskatoon, Saskatchewan, Canada, February 14, 2003

Today, Cameco Corporation acquired an additional 16.6% interest in the Bruce Power Limited Partnership (Bruce Power), bringing its total interest to 31.6%. TransCanada PipeLines Limited (TransCanada) and BPC Generation Infrastructure Trust (BPC) each own 31.6% and the remaining 5.2% is held by The Power Worker’s Union and The Society of Energy Professionals.

Cameco paid $209 million, which was higher than the original estimate of $198 million because it included the company’s share of a cash advance made to Bruce Power late in December 2002.

Cameco also advanced to Bruce Power $75 million (one-third share of $225 million) which Bruce Power used to pay deferred rent payments to Ontario Power Generation Inc. (OPG). TransCanada and BPC funded the remaining two-thirds of the OPG rent payments. Cameco’s total commitment in financial assurances is about $200 million, relating to the operating licence from the Canadian Nuclear Safety Commission, the lease with OPG and the power purchase agreements with large industrial customers. This commitment is subject to adjustment as the actual amounts of financial assurances in support of power purchase agreements fluctuate in response to wholesale electricity market changes.

“We protected our initial investment in Bruce Power and, as a result of British Energy’s unfortunate circumstances, increased our partnership participation.” said Jerry Grandey, Cameco’s president and chief executive officer. “The increased ownership is consistent with our objective to leverage our unparalleled uranium assets into a greater role in the nuclear industry.”

Late in 2002, Cameco signed an agreement as part of a consortium with TransCanada and BPC to purchase 79.8% of Bruce Power from British Energy plc (BE). The Power Worker’s Union and The Society of Energy Professionals obtained BE’s remaining 2.6% interest. To implement the consortium’s Bruce Power ownership arrangements, the Bruce Power limited partnership agreement and other related documents were also amended and restated.

“We look forward to working with our new Canadian partners,” Grandey added. “Together, we will provide Bruce Power with the stable ownership it needs to serve Canada’s largest electricity market.”

Beginning in 2003, Bruce Power is expected to contribute significantly to Cameco’s earnings. The acquisition and its share of the OPG deferred rent payment were funded by Cameco from existing credit facilities, increasing Cameco’s net debt to capitalization ratio to about 19%.

The Bruce nuclear power plants consist of four Bruce B reactors currently operating and four Bruce A reactors that are not operating. Subject to regulatory approval, Bruce Power is on schedule to restart two of the Bruce A reactors by the summer of 2003. These six nuclear reactors will represent about 4,600 megawatts of electricity capacity, or approximately 15% of Ontario’s capacity.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Although Cameco believes that the assumptions inherit in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Media & investor inquiries:	Alice Wong (306) 956-6337

Media inquiries	Lyle Krahn (306) 956-6316

Investor inquiries:	Bob Lillie (306) 956-6639

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